UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: February 7, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐

This Form 6-K consists of the Media Release of UBS AG which appears immediately following this page.

UBS AG
Media Relations
Tel. +41-44-234 85 00
www.ubs.com
7 February 2011
Media Release
Sally Bott not to stand for re-election at UBS Annual General Meeting on 28 April 2011
Zurich/Basel, 7 February 2011 — UBS today announces that Sally Bott, member of the UBS Board of Directors, will not stand for re-election at the UBS Annual General Meeting on 28 April 2011. UBS will announce in due course if it will nominate an additional candidate for election to the Board of Directors.
Sally Bott informed the Board of Directors that she will pursue other endeavours and therefore will not stand for re-election.
Sally Bott was elected to the Board of Directors at the October 2008 Extraordinary General Meeting. She chairs the Human Resources and Compensation Committee and is also a member of the Corporate Responsibility Committee and the Governance and Nominating Committee.
Kaspar Villiger, Chairman of the Board of Directors of UBS, said: “I greatly regret that Sally Bott is leaving our Board. Her in-depth knowledge in the field of human resources was an invaluable asset for the Board during the past two and a half years. I thank Sally for her outstanding contributions and great commitment and wish her every success and fulfilment in the future.”
UBS

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director

Date: February 7, 2011